**GRANDVIEW GOLD INC.**

**Annual and Special Meeting of Holders of Common Shares of Grandview Gold Inc.**

**November 28, 2011**

**REPORT OF VOTING RESULTS**

*National Instrument 51-102 – Continuous Disclosure Obligations Section 11.3*

## Matters Voted Upon

| Annual Business | | Votes For | Votes Withheld | Outcome of Vote |
|---|---|---|---|---|
| 1. | To elect directors of the Corporation for the ensuing year. | 24,547,721 | 1,288,677 | Carried |
| 2. | To appoint the auditors of the Corporation for the ensuing year and authorize the directors to fix their remuneration. | 28,218,967 | 317,339 | Carried |
| **Special Business** | | **Votes For** | **Votes Against** | **Outcome of Vote** |
| 3. | An ordinary resolution of the disinterested shareholders approving and confirming an extension of the term of Common Share purchase warrants previously issued by the Corporation as set out in the proposed resolution set forth in the management information circular dated October 28, 2011 of the Corporation. | 4,537,419 | 365,647 | Carried |
| 4. | An ordinary resolution to repeal the existing By-Laws of the Corporation and to adopt new By-Laws, as more particularly described in the management information circular dated October 28, 2011. | 27,824,980 | 711,325 | Carried |

Dated at Toronto, this 8th day of December, 2011.

**GRANDVIEW GOLD INC.**

Per ______________________

PAUL SARJEANT
President and CEO